UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

      Allergan Ligand Retinoid Therapeutics, Inc. (ALRI)

                        (Name of Issuer)

                    Callable Common Stock, parvalue $.001

                (Title of Class of Securities)

                      CUSIP No. 01849P107
                        (CUSIP Number)

                       Thomas F. Steyer
               Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                San Francisco, California  94111
                         (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 3, 1997


(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     289,097

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     289,097

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     289,097

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     8.9%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     347,491

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     347,491

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     347,491

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     10.7%

14   Type of Reporting Person*

     PN

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     95,267

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     95,267

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     95,267

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     2.9%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners III, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     21,200

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     21,200

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     21,200

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.7%

14   Type of Reporting Person*

     PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     50,990

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     50,990

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     50,990

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.6%

14   Type of Reporting Person*

     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     164,055

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     164,055

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     164,055

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     5.0%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     804,045

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     804,045

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     804,045

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     24.7%

14   Type of Reporting Person*

     00

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     804,045

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     804,045

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     804,045

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     24.7%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D



CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                             SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D


CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00


5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


PAGE

                       SCHEDULE 13D

CUSIP NO. 01849P107

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     968,100

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     968,100

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     968,100

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     29.8%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 11 to Schedule 13D amends the
Schedule 13D initially filed on July 20, 1995
(collectively, with all amendments thereto, the "Schedule 13D").

Item 1.  Security and Issuer

     Item 1 of the Schedule 13D is amended and restated in its entirety as follows:
This statement relates to the shares of Callable
Common Stock, par value $0.001 per share, (the "Shares") of Allergan Ligand Retinoid
Therapeutics, Inc. (the "Company"). Until June 3,
1997, the Shares traded as part of a Unit issued jointly with Ligand Pharmaceuticals, Inc. ("Ligand").
Each Unit consisted of one Share and two Ligand warrants.
Since June 3, 1997, the Shares and the Ligand warrants have traded separately. The Company's principal offices are located at 9393 Towne Center
Drive, San Diego, CA 92121.

Item 2.   Identity and Background

       Item 2 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

       (a) This statement is filed by: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it; (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it; (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;
(iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Shares held by it; (v) Tinicum Partners, L.P., a New York limited partnership ("Tinicum"; collectively with FCP, FCIP, FCIP II and FCIP III, the "Partnerships"), with respect to the Shares held by it; (vi) Farallon Capital Management, L.L.C., a
Delaware

PAGE
limited liability company ("FCMLLC"), with respect to the Shares held by Farallon Captial
Offshore Investors, Inc., a British Virgin Islands corporation ("Offshore"), and certain other accounts managed by FCMLLC (together with Offshore, the "Managed Accounts"); (vii) Farallon Partners,
L.L.C., a Delaware limited liability company
("FPLLC"), with respect to the Shares held by each of the entities named in (i) through (v) above; (viii) each of Enrique H. Bolini ("Boilini"),
David I. Cohen ("Cohen"), Joseph F. Downes
("Downes"), Jason M. Fish ("Fish"), Andrew B.
Fremder ("Fremder"), William F. Mellin ("Mellin"),
Stephen L. Millham ("Millham"), Meridee A.
Moore ("Moore") and Thomas F. Steyer ("Steyer"), with respect to the Shares held by each of the entities named in (i) through (vi) above; and (ix)
Fleur E. Fairman ("Fairman") with respect to the Shares held by each of the entities named in (i) through (v) above (FCP, FCIP, FCIP II, FCIP III,
Tinicum, FCMLLC, FPLLC, Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham, Moore and Steyer shall collectively be referred to hereafter and the "Reporting Persons").

     The name, address, principal business, state of organization, executive officers, directors and controlling persons of FCMLLC and FPLLC are set forth on Annex 1 hereto. The Shares reported hereby for FCP, FCIP, FCIP II,
FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts.
FCMLLC may be deemed to the beneficial owner of all

PAGE
such Shares owned by the Managed Accounts.
Each of FCMLLC, FPLLC, Boilini, Cohen,
Downes, Fairman, Fish, Fremder, Mellin,
Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

     (b) The address of the principal office
of (i) the Partnerships, FCMLLC and FPLLC is One Maritime Plaza, Suite 1325, San Franciso,
California 94111, and (ii) Offshore is CITCO
Building, Wickhams Cay, P.O. Box 662, Road
Town, Tortola, British Virgin Islands.

     (c) The principal business of each of the Partnerships and Offshore is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of FPLLC is to act as the general partner (the "General Partner") of the Partnerships. The principal business of FCMLLC is that of a registered investment advisor.

     (d) None of the Partnerships, FCMLLC,
FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, FCMLLC,
FPLLC, Offshore or any of the persons listed on Annex 1 hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 4.  Purpose of Transaction

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

     As reported in the previous Schedule 13D, the purpose of the acquisition of the Shares is for investment, and the acquisitions of the Shares by each of the Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time. If the Reporting Persons do acquire additional Shares, the Reporting Persons will acquire certain rights associated with such Share ownership, including the right to elect members of the Board of Directors, and may therefore be deemed to have "control" of the Company as that term is defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

     Except to the extent the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time from time to time review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these discussions, however, the Reporting Persons may

PAGE
develop a plan or proposal or may discuss and/or endorse plans or proposals raised by the board of directors, management or other shareholders.

     Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     A.     Farallon Capital Partners, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
FCP is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 3,250,000 Shares outstanding as of May 8, 1997 as reported by the Company in its Form 10Q for the period ending March 31, 1997.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

      B.    Farallon Capital Institutional Partners, L.P.
            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

PAGE

      C.   Farallon Capital Institutional Partners II,
L.P.
            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
II is incorporated herein by reference.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)        Not applicable.

      D.   Farallon Capital Institutional Partners III,
L.P.
            (a), (b)  The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCIP
III is incorporated herein by reference.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)     FPLLC as General Partner has the
power to direct the affairs of FCIP III, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC and Boilini, Cohen, Downes, Fairman,
Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      E.    Tinicum Partners, L.P.

            (a), (b) The information set forth in Rows 7,
8, 9, 10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)   FPLLC as General Partner has the
power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the

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
Shares.  Steyer is the senior managing
member of FPLLC and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

      F.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     There have been no transactions in the
Shares since the filing of the prior Schedule 13D.

            (d)     FCMLLC, as an investment adviser, has
the power to direct the disposition of the proceeds of the sale of the Shares held by theManaged Accounts.
Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Millham, Mellin, and Moore are managing members of FCMLLC.

             (e)     Not applicable.

      G.    Farallon Partners, L.L.C.

            (a), (b)     The information set forth in rows
7, 8, 9, 10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FPLLC, and Boilini, Cohen, Downes,
Fairman, Fish, Fremder, Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     H.     Enrique H. Boilini

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

PAGE

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Boilini is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     I.     David I. Cohen

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Cohen is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     J.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Downes is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

PAGE

      K.     Fleur E. Fairman

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. Fairman is a managing member of FPLLC.

            (e)     Not applicable.

     L.     Jason M. Fish

            (a),(b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

             (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Fish is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     M.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed
Accounts.  Fremder is a managing
member of FCMLLC and FPLLC.

PAGE

            (e)     Not applicable.

      N.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Mellin is a managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

      O.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Millham is a managing member of FCMLLC
and FPLLC.

            (e)     Not applicable.

     P.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

PAGE

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares. FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts.
Moore is a managing member of FCMLLC
and FPLLC.

            (e)     Not applicable.

     Q.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)     FPLLC as General Partner has the
power to direct the affairs of the Partnerships,
including the disposition of the proceeds of the
sale of the Shares.   FCMLLC, as an investment
adviser, has the power to direct the disposition of the proceeds of the sale of the Shares held by the Managed Accounts. Steyer is the senior managing member of FCMLLC and FPLLC.

            (e)     Not applicable.

     The Shares reported hereby for FCP, FCIP, FCIP II,
FCIP III, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham, Moore and
Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owner of all such Shares. Each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owner of all such Shares other than the Shares owned by the Managed Accounts. FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish, Fremder,
Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 1997


                    /s/ Thomas F. Steyer
                    FARALLON PARTNERS, L.L.C.,
                    on its own behalf and as
                    General Partner of
                    FARALLON CAPITAL PARTNERS, L.P.,
                    FARALLON CAPITAL INSTITUTIONAL
                    PARTNERS, L.P., FARALLON
                    CAPITAL INSTITUTIONAL PARTNERS
                    II, L.P., FARALLON CAPITAL
                    INSTITUTIONAL PARTNERS III,
                    L.P., and TINICUM PARTNERS, L.P.
                    By Thomas F. Steyer,
                    Senior Managing Member



                    /s/ Thomas F. Steyer
                    FARALLON CAPITAL MANAGEMENT, L.L.C.
                    By Thomas F. Steyer,
                    Senior Managing Member


                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Fleur E. Fairman, Jason M. Fish,
                    Andrew B. Fremder, William
                    F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.

                                                ANNEX 1



     Set forth below with respect to FCMLLC and FPLLC is the following: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below, with respect to each managing member of FCMLLC and FPLLC, is the following: (a) name;
(b) business address; (c) principal occupation; and
(d) citizenship.

1.    (a)    Farallon Capital Management, L.L.C.
       (b)    One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Serves as investment adviser to various
                managed accounts
       (d)    Delaware limited liability company
       (e)    Managing Members: Thomas F. Steyer, Se-
                nior Managing Member; David I. Cohen,
                Joseph H. Downes, Jason M. Fish, Andrew
                B. Fremder, William F. Mellin, Stephen L.
                Millham and Meridee A. Moore, Managing
                Members.

2.    (a)    Farallon Partners, L.L.C.
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
       (c)    Serves as general partner to investment
               partnerships
      (d)    Delaware limited liability company
      (e)    Managing Members:  Thomas F. Steyer,
               Senior Managing Member; Enrique H. Boilini,
               David I. Cohen, Joseph H. Downes, Fleur E.
               Fairman, Jason M. Fish, Andrew B. Fremder,
              William F. Mellin, Stephen L. Millham and
              Meridee A. Moore, Managing Members.

3.    (a)    Enrique H. Boilini
       (b)    c/o Farallon Capital Management, L.L.C.
                75 Holly Hill Lane
                Greenwich, CT 06830
       (c)    Managing Member of Farallon
                Partners,L.L.C.; Managing Member of
               Farallon Capital Management, L.L.C.
      (d)    Argentinean Citizen

4.    (a)    David I. Cohen
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Managing Member of Farallon
                Partners,L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
      (d)     South African Citizen

PAGE

5.    (a)    Joseph F. Downes
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

6.    (a)    Fleur E. Fairman
       (b)    993 Park Avenue
                New York, New York  10028
       (c)    Managing Member of Farallon Partners,
                L.L.C.
       (d)    United States Citizen

7.    (a)    Jason M. Fish
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

8.    (a)    Andrew B. Fremder
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)     Managing Member of Farallon
                Partners,L.L.C.; Managing Member of
                Farallon Capital Management, L.L.C.
      (d)    United States Citizen

9.    (a)    William F. Mellin
       (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c)      Managing Member of Farallon Partners,
                L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

10.   (a)    Stephen L. Millham
        (b)    c/o Farallon Capital Management, L.L.C.
                 One Maritime Plaza, Suite 1325
                 San Francisco, CA  94111

      (c)    Managing Member of Farallon Partners,
             L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
      (d)    United States Citizen

PAGE

11.  (a)    Meridee A. Moore
       (b)    c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, CA  94111
      (c)     Managing Member of Farallon Partners,
               L.L.C.; Managing Member of Farallon Capi-tal Management, L.L.C.
     (d)     United States Citizen

12.   (a)    Thomas F. Steyer
        (b)    c/o Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
                San Francisco, CA  94111
      (c) Senior Managing Member of Farallon Part-ners, L.L.C.; Senior Managing Member of
                Farallon Capital Management, L.L.C.
      (d)    United States Citizen

